

December 12, 2011

<u>Via E-mail</u>
Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower, 65  East 55<sup>th</sup> Street
New York, New York 10022

     **Re:**    **Nathan's Famous, Inc.**
               **Schedule TO-I**
               **Filed December 8, 2011**
               **File No. 005-49205**

Dear Mr. Wolosky:

We have reviewed the above filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments.

**Offer to Purchase**

Priority of Purchases, page 12

1.     As currently proposed, the proration priorities based on "Small Lots" of fewer than 500 shares is inconsistent with the requirements set forth in Exchange Act Rule 13e-4(f)(3)(i). Please revise.

Certain Conditions of the Offer, page 21

2.     We note the disclosure in the last paragraph on page 22 regarding any decline in the market price of the shares or certain market indices by "a *material* amount (including without limitation, an amount greater than 10%)..."  We do not object to the imposition of

conditions in a tender offer provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied.  Please revise the disclosure in this condition to allow for objective verification that the condition has been satisfied, as opposed to the current language which suggests that declines of less than 10% could also trigger the condition.

3.      We note the last paragraph of this section relating to the Company's failure to exercise any of the rights described in this section.  This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time.  Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders.  In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm the Company's understanding on both points in your response letter.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the Company and its management is in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

·       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry Hindin

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions